FOURTH AMENDING AGREEMENT

THIS AGREEMENT made as of the 7th day of October, 2024.

BETWEEN:

ING CAPITAL LLC

(in its capacity as administrative agent of the Lenders, the "Administrative Agent")

and

ING BANK N.V., DUBLIN BRANCH and SOCIÉTÉ GÉNÉRALE

(collectively, the "Lenders")

and

TERRONERA PRECIOUS METALS, S.A. DE C.V.

(the "Borrower")

WHEREAS the Lenders have established certain credit facilities in favour of the Borrower pursuant to a credit agreement dated October 6, 2023 entered into between, inter alia, the Borrower, the Lenders and the Administrative Agent (as amended to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to further amend certain provisions of the Credit Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Borrower, the Lenders and the Administrative Agent, the Borrower, the Lenders and the Administrative Agent covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1 Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

ARTICLE 2
AMENDMENTS

2.1 General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2 Amendments

(a) The definition of "Reserve Tail Ratio" in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

""Reserve Tail Ratio" means, as of any particular date, the ratio expressed as a percentage of (A) the then current forecasted production from the Project of the aggregate of ounces of gold and silver through the remainder of the Life of Mine as set forth in the Base Case Financial Model divided by (B) the total forecasted production for the aggregate of ounces of gold and silver from the Project for the Life of Mine as set forth in the Initial Base Case Financial Model.  For the purposes of this definition, production of Product shall be calculated in the manner set forth in the Base Case Financial Model utilizing the Proven and Probable Reserves verified and accepted by the Independent Technical Consultant."

(b) Section 9.1(s) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(s) Mining Claims and Leases. The Borrower has (i) acquired all Mining Claims and Leases which are necessary for the development, mining and operation of the Project for the Life of Mine, (ii) registered, or is in the process of registering, all Mining Claims and Leases before the Mexican Public Mining Registry (Registro Público de Minería), and (iii) has obtained such other surface and other rights as are necessary for access rights, water rights, plant sites, tailings disposal, waste dumps, ore dumps, abandoned heaps or ancillary facilities which are necessary for the development, mining and operation of the Project in accordance with the Development Plan in all material respects, in each case, as of the date that this representation is made.  All such Mining Claims and Leases and other rights are sufficient in scope and substance for the development, mining and operation of the Project by the Borrower in accordance with the Development Plan in all material respects, and remain in full force and effect, as of each date this representation is made in accordance with the Development Plan in all material respects.  Other than Permitted Liens, no Person other than the Borrower, the Collateral Agents and the Administrative Agent for the benefit of the Finance Parties, has any right, title or interest in or to the Mining Claims and Leases in connection with the operation of the Project. The Mining Claims and Leases give the Borrower the exclusive right to conduct its mining activities in compliance with Applicable Law and to extract minerals on the areas covered by the Mining Claims and Leases in connection with the operation of the Project.  All material fees, including without limitation maintenance fees, and other payments due to any Official Body in respect of the Mining Claims and Leases have been paid in full on a timely basis.  Except as set out in Schedule 5 of the Borrower's Perfection Certificate, the Mexican Royalties and Offtake Agreements, none of the Mining Claims and Leases or any Product produced therefrom are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, fee or payment in the nature of rent or royalty, or right capable of becoming an agreement, option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, fee or payment in the nature of rent or royalty."

(c) Section 10.2(d) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(d)          Reserve Tail Ratio. The Borrower shall at all times maintain the Reserve Tail Ratio so that it is greater than (i) 35% on the date on which the Total Commitment Amount has been permanently reduced to zero pursuant to Section 2.3, and (ii) 20% on the Maturity Date."

(d) Section 10.4(u) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(u) Offtakes and Royalties. Except for the Mexican Royalties, the Offtake Agreements or as may otherwise be approved in writing by the Lenders from time to time and set out in Schedule 5 of the Borrower's Perfection Certificate, the Borrower shall not enter into any agreement or arrangement with any Person or otherwise create, incur, assume or permit or suffer to exist, or permit the Borrower to create, incur, assume, permit or suffer to exist, any royalty, overriding royalty, production payment, net profit interest, offtake, streaming or other similar burden on production or other interest (including metal streaming) or any royalty or metal sales transaction or arrangement (including a Restricted Forward Sale Transaction) of any type or kind whatsoever or any right similar thereto in respect of the Product, the Project, the Secured Assets or any production or mining and/or mineral or surface rights related to any of the foregoing or that would otherwise restrict the ability of the Borrower to deliver the Product or perform its other obligations under the Finance Documents and the Offtake Agreements."

(e) Schedule W is hereby deleted in its entirety.

ARTICLE 3
CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT

3.1 Conditions Precedent

This agreement shall not become effective unless and until the following conditions precedent are fulfilled:

(a) this agreement shall be executed and delivered by the parties hereto;

(b) the Administrative Agent shall have received an updated Perfection Certificate from the Borrower which shall include, among any other applicable updates to the disclosure contained therein, an updated Schedule 5 reflecting the Borrower's acquisition of "La Sanguijuela" Mining Concession; and

(c) no Default which has not otherwise been waived by the Lenders or Majority Lenders, as applicable, shall have occurred and be continuing or would arise upon this agreement becoming effective.

ARTICLE 4
CONDITIONS SUBSEQUENT

4.1 Conditions Subsequent

The Borrower shall fulfill the following conditions subsequent to the Administrative Agent's satisfaction:

(a) Within forty five (45) days of the date of this agreement, the Borrower and the Onshore Collateral Agent shall have duly executed and delivered to the Administrative Agent a First Amendment Agreement to the Non-Possessory Pledge Agreement (re: Mining Concessions) dated October 6, 2023 between the Borrower and the Onshore Collateral which shall, among other things, amend Exhibit B thereto to add "La Sanguijuela" Mining Concession; and

(b) Within forty five (45) days of the date of this agreement, the Borrower shall deliver, or cause to be delivered, to the Administrative Agent, each in form and substance satisfactory to the Administrative Agent's counsel, (i) a copy of the judicial ruling permitting the Borrower's acquisition of the "La Sanguijuela" Mining Concession; (ii) evidence of the registration (or filing for registration) of the "La Sanguijuela" Mining Concession in the name of the Borrower with the Mexican Mining Registry; (iii) an opinion from the Borrower's Mexican counsel in respect of "La Sanguijuela" Mining Concession as to, among other things, the continued validity of such Mining Concession, the identity of the current holder of such Mining Concession, the validity of the judicial ruling described in (i) above and the title held by the Borrower  for such Mining Concession, and (iv) such other diligence and disclosure as reasonably requested by the Administrative Agent's counsel in respect of "La Sanguijuela" Mining Concession.

ARTICLE 5

CONSENT AND WAIVER

5.1 Consent and Waiver

Pursuant to Section 13.14(a) of the Credit Agreement, each of the Lenders hereby consents to the "La Sanguijuela" Mining Concession being subject to a 2% net smelter return royalty in favour REDACTED [Royaltyholder name redacted] and waives the breach of Section 10.4(u) of the Credit Agreement arising therefrom, provided that the foregoing consent and waiver shall be limited as precisely written and nothing in this Section 5.1 shall be deemed to:

(a) constitute a waiver of compliance by the Borrower or any other Obligor with respect to any other term, provision, covenant or condition of the Credit Agreement (other than Section 10.4(u) thereof to the extent of the waiver and consent provided for herein) or any other Credit Document, or any other instrument or agreement referred to therein;

(b) obligate or be construed to require the Lenders to grant any other consents or waivers to any other Credit Document; or

(c) prejudice any right or remedy that any Agent or the Lenders may now have or may have in the future under or in connection with the Credit Agreement (other than pursuant to Section 10.4(u) thereof to the extent of the waiver and consent provided for herein) or any other Credit Document, or any other instrument or agreement referred to therein.

ARTICLE 6
MISCELLANEOUS

6.1 Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to "this agreement", "hereunder", "hereof", or words of similar meaning referring to the Credit Agreement, and each reference in any related document to the "Credit Agreement", "thereunder", "thereof", or words of similar meaning relating to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

6.2 Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

6.3 Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

6.4 No Waiver

The execution, delivery and effectiveness of this agreement shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Administrative Agent under any Finance Document, nor constitute a waiver of any provision of any of the Finance Documents. On and after the effectiveness of this agreement, this agreement shall for all purposes constitute a Credit Document.

6.5 Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

6.6 Counterparts

This agreement may be executed in original or pdf file copy or by other electronic means in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

6.7 Representations and Warranties

The Borrower hereby represents and warrants that (a) no Default which has not otherwise been waived by the Lenders or Majority Lenders, as applicable, has occurred and is continuing as of the date hereof or would arise as a result of this agreement becoming effective; and (b) the representations and warranties set forth in Section 9.1 of the Credit Agreement are true and correct in all material respects as if made on the date hereof, except: (i) to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date; (ii) with respect to Material Project Document numbered 9 in Schedule K of the Credit Agreement, as such Material Project Document has expired in accordance with its terms; (iii) with respect to Material Project Documents numbered 3, 4, 5, 6, 12, 13, 16 and 17 in Schedule K of the Credit Agreement, as such Material Project Documents have been completed; (iv) the last sentence of Section 9.1(s) of the Credit Agreement as it relates to that certain REDACTED [commercially sensitive information redacted]; and (v) the representation and warranty set forth in Section 9.1(t) of the Credit Agreement as it relates to "La Sanguijuela" Mining Concession as such Mining Concession is not subject to Lien in favour of the Onshore Collateral Agent pursuant to the Security Documents as of the date hereof.

6.8 Submission to Jurisdiction

Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this Agreement, each of the parties hereby irrevocably accept and submit for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts. Furthermore, each party hereto hereby waives the right to any other jurisdiction to which it may be entitled by means of its present or future domicile.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

TERRONERA PRECIOUS METALS, S.A. DE C.V., as Borrower

By:	REDACTED [signature redacted]
	Name:	Elizabeth Senez
	Title:	Treasurer

By:	REDACTED [signature redacted]
	Name:	Daniel Dickson
	Title:	President

[Signature Page – Fourth Amending Agreement]

ING CAPITAL LLC, as Administrative Agent

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

[Signature Page – Fourth Amending Agreement]

ING BANK N.V., DUBLIN BRANCH, as Lender

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

[Signature Page – Fourth Amending Agreement]

SOCIÉTÉ GÉNÉRALE, as Lender

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

By:
Name:
Title:

[Signature Page – Fourth Amending Agreement]